Global Payments Inc.
3550 Lenox Road NE
30th Floor
Atlanta, GA 30026
USA
770.829.8000

globalpayments.com
November 8, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attn: Robert Shapiro and Lyn Shenk

Re: Global Payments Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
File No. 001-16111

Dear Mr. Shapiro and Mr. Shenk:

We hereby respond to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comments dated October 3, 2024 (the “Comment Letter”), to the above referenced filing of Global Payments Inc. (the “Company”). The Company has filed, via EDGAR, this letter (tagged Correspondence).

The Company has the following responses to the Staff’s comments in the Comment Letter. For your convenience, we have reproduced in italics below each comment from the Comment Letter with the response following.

Form 10-K for Fiscal Year Ended December 31, 2023

Other
Earnings slide deck dated February 14, 2024
Reconciliation of Non-GAAP Financial Measures, page 9

1.We note “net revenue adjustments” primarily consist of adjustments for gross-up related payments (included in operating expenses) associated with certain lines of business to reflect economic benefits to the company. Please tell us the nature of these payments and where they are classified in your statements of income.

RESPONSE:

The adjustments to revenues for gross-up related payments include the following:
•Monthly residual payments to independent sales organizations or other external partners, representing an ongoing share of the customer profitability for referral of merchant services to us. In these arrangements, we are primarily responsible for the payment processing obligation to the merchant. The residual is considered a payment for marketing and sales services provided by the third party and does not qualify for capitalization as an incremental cost to obtain a contract with a customer under ASC 340-40. The residual is reflected as a component of selling, general and administrative expenses in the consolidated statements of income.
•Payments made for out-of-pocket expenses that are reimbursed by customers in our Issuer Solutions segment. Out-of-pocket reimbursables include items such as postage and other production items (e.g., cards) that are not distinct from the core processing performance obligation provided to the customer. The out-of-pocket expenses are reflected as a component of cost of service in the consolidated statements of income.

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Other
Earnings call transcript dated February 14, 2024, page 7

2.In prepared remarks, you stated Issuer Solutions performance declined compared to the prior year due to a difficult comparison resulting from vendor benefits reflected in that period. Please tell us the nature of these vendor benefits, quantify the amounts for us, and tell us how you account for them.

RESPONSE:

During the fourth quarter of 2022, we received a price adjustment credit from a vendor in settlement of a dispute related to the quality of prior professional services provided to us. We considered the guidance in ASC 705-20-25-10 to 12 relating to consideration received from a vendor and ASC 450-30 relating to gain contingencies to determine the appropriate accounting treatment for the credit. The retrospective price adjustment was negotiated and received during the fourth quarter of 2022, and we recognized the credit in the period received, resulting in an approximate $7 million reduction against the original costs reflected in selling, general and administrative expenses within the Issuer Solutions segment.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Year Ended December 31, 2023 Compared to Year Ended December 31, 2022, page 42

3.We note your response to prior comment 1. Regarding results of operations discussion and analysis, you state you primarily list factors in order of magnitude, provide quantitative data where material to an understanding of results, and use qualitative language that provides context for the relative magnitude of factors.

While listing factors in order of magnitude and using qualitative language is not objectionable in and of itself, it is an indirect and less useful way to provide needed information to your investors. We believe investors are best served by direct and clear quantification of all material factors driving results.

In this regard, we note your intended, revised disclosure continues to either not quantify certain factors at all or to sometimes quantify them in an indirect manner, such as by references to percentages of accounts balances or by stating them in terms of basis points. We believe you should make it easy for investors to obtain quantified impacts of factors, by stating them in absolute dollars.

You also state you will quantify significant contributing factors where: (a) you describe two or more factors and (b) to the extent such information is available and appropriate to enhance investors’ understanding of the magnitude of the impact of each factor. It would appear unlikely that you would be able to attribute a change in results to a factor while not having quantification of such factor. In addition, we are not aware of circumstances in which it would not be appropriate to provide quantification to investors of information that is available internally to, and used by, management.

Excluding the three sentences that repeat revenue amounts and percentage changes already disclosed in the immediately preceding table on page 41, your original discussion and analysis of revenues in your Form 10-K was limited to three brief sentences, none of which included a single

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quantification of factors affecting revenue results. For a company with the size and breadth of operations as yours, we do not believe that this brief disclosure adequately discussed and analyzed your results sufficient to provide your investors with the depth of understanding and knowledge necessary to properly evaluate your results.

As such, we believe you should revise your disclosure and consider:
•relying on tables to present dollar and percentage changes in accounts, rather than including and repeating such information in narrative text form;
•using additional tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;
•refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;
•ensuring that all material factors are quantified and analyzed; and
•quantifying the effects of changes in price, volume, and acquisitions/dispositions on revenues and expense categories, where appropriate.

Please provide us with a copy of your intended, revised disclosure.

RESPONSE:

We acknowledge the Staff’s comment. In consideration of this comment, we enhanced our MD&A disclosures in our Quarterly Report on Form 10-Q for the period ended September 30, 2024. These enhancements included the quantification of significant contributing factors where we describe two or more factors relating to a material change in a financial statement line item, including the effects of our acquisitions and divestitures, along with the underlying business reasons for the key factors. We will similarly supplement our MD&A disclosures in future filings.

We believe our proposed revised disclosure below includes a discussion of the material factors relevant to the changes, including the related quantification in the form of dollars and/or percentages that will provide the reader with an understanding of our results in the context of the changes being explained. For example, we believe that explaining changes in cost of service and selling, general and administrative expenses each as a percentage of revenues is most meaningful to an investor’s understanding of the relative movement in operating expenses and related effect on operating margins. We acknowledge the Staff’s suggestion to include a tabular format, and we respectfully believe that a narrative format is permitted by Item 303 of Regulation S-K, which allows us to highlight the material trends through the eyes of management in a format consistent with how management views the business. In addition, given the operating leverage of our business, we think that it is most useful to investors to describe and quantify certain changes in terms of percentages rather than stating them as absolute dollars.

Presented below for illustrative purposes is an excerpt from the MD&A section of the Annual Report on Form 10-K for the year ended December 31, 2023, marked to show an example of the enhanced disclosure approach we intend to take in our future filings (additions to existing language are in bold and deletions are in ~~strikethrough~~):

Key Drivers of our Results of Operations

Our revenues for both of our segments are dependent upon the volume of payment transactions we process, cardholder accounts on file and other factors (transaction volume). As the majority of our services are priced as a percentage of transaction value or specified

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fee per unit or transaction, many under multi-year customer arrangements, our revenues generally grow period-over-period in line with the rate of increase in transaction volume.

Our operating expenses consist primarily of amortization of intangible assets, the cost of the technology to provide services to our customers and our people costs to support the operations. Many of those costs do not vary directly with the level of payment transactions we process for our customers, generating operating leverage. As revenues increase, operating income and operating margin (operating income as a percentage of revenues) generally increase.

We also grow our business through strategic acquisitions of similar businesses. Our revenues increase from the transaction volume from the customers of the acquired businesses. As we integrate the businesses, we also are able to improve operating income and operating margin by generating synergies to lower the cost base of those businesses.

Revenues

Consolidated revenues for the year ended December 31, 2023 increased by $678.9 million, or 7.6% to $9,654.4 million~~, compared to~~ from $8,975.5 million in ~~for~~ the prior year. ~~The increase in revenues was primarily due to an increase in transaction volumes, including from the EVO business acquired in 2023.~~

We divested our consumer business in April 2023 resulting in a reduction in revenues in the year ended December 31, 2023 of $437.7 million compared to the prior year.

Merchant Solutions Segment. Revenues from our Merchant Solutions segment for the year ended December 31, 2023 increased by $946.9 million, or 15.3% to $7,151.8 million~~, compared to~~ from $6,204.9 million in ~~for~~ the prior year. ~~The increase in revenues was primarily due to~~

For the year ended December 31, 2023, our relationship-led distribution channel contributed $549.5 million to segment revenue growth, primarily driven by an increase in transaction volume~~s~~, including from the EVO business~~, and growth in subscription and software revenue~~.

For the year ended December 31, 2023, our technology-enabled distribution channel contributed $397.4 million to segment revenue growth, primarily driven by transaction volume, including from the EVO business.

For the year ended December 31, 2023, the net effect of our acquisition and divestiture activities in Merchant Solutions contributed approximately 8.6% growth to Merchant Solutions, primarily due to the revenues of the EVO business acquired in March 2023. The effect of the divestiture activities was relatively insignificant. The revenues of the EVO business include the cross-selling of our service offerings into the acquired EVO customer base and other benefits to revenues from initiatives of the combined organization.

Issuer Solutions Segment. Revenues from our Issuer Solutions segment for the year ended December 31, 2023 increased by $153.2 million, or 6.8% to $2,398.9 million~~, compared to~~ from $2,245.6 million in ~~for~~ the prior year. The increase in revenues was primarily due to an increase in transaction volume~~s~~.

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Operating Expenses

Cost of Service. Cost of service for the year ended December 31, 2023 decreased by $51.1 million, or 1.4%, to ~~was~~ $3,727.5 million~~, compared to~~ from $3,778.6 million in ~~for~~ the prior year. Cost of service as a percentage of revenues decreased to 38.6% for the year ended December 31, 2023~~, compared to~~ from 42.1% in ~~for~~ the prior year ~~. Compared to the prior year, cost of service for the year ended December 31, 2023 decreased primarily due to continued prudent expense management and inclusion of costs related to the divested businesses for only a portion of the current year. These favorable effects were partially offset by the inclusion of costs for the EVO business, including the related amortization of acquired intangibles. Cost of service included amortization of acquired intangibles of $1,318.5 million and $1,263.0 million for the years ended December 31, 2023 and 2022, respectively.~~ for a decrease of 3.5%, of which approximately 1.5% was a result of the divestiture of our consumer business, which had a higher cost of service as a percentage of revenues relative to our Merchant Solutions and Issuer Solutions segments. The effect of the acquired EVO business on cost of service as a percentage of revenues was insignificant. The remaining improvement in cost of service as a percentage of revenues was due to improved operating leverage in the business and as a result of prudent expense management related to professional services and facilities costs, which declined an aggregate $28.4 million.

The most significant component of our cost of service is amortization expense, which was $1,318.5 million and $1.263.0 million, or approximately 35% and 33% of consolidated cost of service for the years ended December 31, 2023 and 2022, respectively. Together with depreciation expense, these costs represented approximately 42% and 40% of consolidated cost of service for the years ended December 31, 2023 and 2022, respectively. These costs generally do not vary in proportion to changes in revenues, but rather are most significantly affected by acquisition activities. The acquired EVO business was the primary driver of the increase in amortization and depreciation expense during the year ended December 31, 2023.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 2023 increased by $549.2 million, or 15.6% to $4,073.8 million~~, compared to~~ from $3,524.6 million in ~~for~~ the prior year. Selling, general and administrative expenses as a percentage of revenues was 42.2% for the year ended December 31, 2023, compared to 39.3% in ~~for~~ the prior year. ~~The increase in selling, general and administrative expenses was primarily due to an increase in variable selling and other costs related to the increase in revenues and the inclusion of costs for the EVO business. In addition, the increase was driven by the effects of higher~~

For the year ended December 31, 2023, selling general and administrative expenses as a percentage of revenues increased 2.9% primarily as a result of the operating costs of our acquired and divested businesses, each of which contributed approximately 1% to the increase, as the acquired businesses had a higher cost as a percentage of revenues and the divested business had a lower cost as a percentage of revenues relative to our existing businesses. The remaining increase in selling, general and administrative expenses as a percentage of revenues was due to higher corporate expenses, which contributed approximately 0.6% to the increase. The higher corporate expenses included an $83.4 million increase in acquisition and integration expenses, related primarily to the acquisition of EVO, and ~~higher compensation and benefits costs, including~~ an increase of $45.7 million in share-based compensation expense, primarily related to ~~for~~ retirement eligible executives and our previous CEO, whose departure was announced on May 1, 2023~~.~~, which were

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~~Selling, general and administrative expenses included acquisition and integration expenses of $341.4 million and $258.0 million for the years ended December 31, 2023 and 2022, respectively. Share-based compensation expense was $209.0 million and $163.3 million for the years ended December 31, 2023 and 2022, respectively.~~

~~Corporate. Corporate expenses for the year ended December 31, 2023 were $898.0 million, compared to $777.7 million for the prior year. The increase for the year ended December 31, 2023 was primarily due to the increase in acquisition and integration and compensation expenses,~~ partially offset by a $28.6 million decrease in ~~lower~~ charges related to facilities exit activities ~~in the current year~~.

Operating Income and Operating Margin

Consolidated operating income for the year ended December 31, 2023 was $1,716.4 million, compared to $640.2 million for the prior year. Consolidated operating margin for the year ended December 31, 2023 was 17.8% compared to 7.1% for the prior year.

Consolidated operating income and operating margin for the year ended December 31, 2023 compared to the prior year included the favorable effects of the increase in revenues, since certain fixed costs do not vary with revenues, which ~~prudent expense management and lower charges related to facilities exit activities as described above. These effects~~ were partially offset by the higher corporate costs ~~acquisition and integration expenses, amortization of acquired intangibles and compensation expenses as~~ described above.

Consolidated operating income and operating margin for the year ended December 31, 2023 also included the effects of a $106.9 million gain on the sale of our gaming business and a $243.6 million loss on the sale of our consumer business, which had an unfavorable effect on operating margin of approximately 1.4% for the year ended December 31, 2023.

Consolidated operating income and operating margin for the year ended December 31, 2022 included the unfavorable effects of an $833.1 million goodwill impairment charge related to our former Business and Consumer Solutions reporting unit and a $127.2 million loss related to the sale of our Merchant Solutions business in Russia. We also recognized charges within loss on business dispositions in our consolidated statement of income of $71.9 million during the year ended December 31, 2022 to reduce the consumer business disposal group to estimated fair value less costs to sell. The combination of these charges had an unfavorable effect on operating margin of approximately 11.5% for the year ended December 31, 2022.

Segment Operating Income and Operating Margin

In our Merchant Solutions segment, operating income ~~and operating margin~~ for the year ended December 31, 2023 increased $305.0 million compared to the prior year primarily due to ~~the favorable effect of~~ the increase in revenues.~~, since certain fixed costs do not vary with revenues, and continued expense management. These favorable effects were partially offset by incremental expenses related to continued investment in products, innovation and our technology environments.~~  Merchant Solutions segment operating margin was flat compared to the prior year. Segment margin for the year ended December 31, 2023 included ~~In addition, the inclusion of EVO had~~ an unfavorable 2.7% effect from the acquired EVO business which has a lower operating margin relative to our existing segment operations. ~~on the Merchant Solutions operating margin for the year ended December 31, 2023 as compared to the prior year.~~

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This unfavorable effect was offset by improved operating leverage in the business from the increase in revenues along with expense management, primarily related to professional services costs as described above.

In our Issuer Solutions segment, operating income ~~and operating margin~~ for the year ended December 31, 2023 increased $53.6 million compared to the prior year primarily due to the ~~favorable effect of the~~ increase in revenues, and operating margin increased 1.2% due to improved operating leverage in the business. ~~since certain fixed costs do not vary with revenues, and continued expense management.~~

4.With regards to cost of service disclosure, we note that cost of service decreased 1.4% despite a $0.67 billion, or 7.6%, increase in revenue. Your intended revised disclosure attributes your consolidated cost of service expense result to “continued prudent expense management” and two other factors that “largely” offset each other. Please revise to explain the nature of components of your cost of service expenses, such that these costs are able to not vary significantly with changes in business volume. Please also expand to explain your prudent expense management including what specifically that entailed and how it impacted your expenses.

RESPONSE:

Our illustrative revised MD&A disclosure as included in response to comment #3 above includes an enhanced discussion of the key material factors contributing to the change in cost of service as a percentage of revenues. In addition, our illustrative revised MD&A disclosure included in comment #3 above provides additional information on the most significant components of cost of service, as further described below.

The most significant component of our cost of service is amortization expense, which comprised approximately 35% of consolidated cost of service for the year ended December 31, 2023. Together with depreciation expense, these costs represented approximately 42% of consolidated cost of service for the year ended December 31, 2023. These costs generally do not vary in proportion to changes in revenues, but rather are most significantly affected by acquisition activities. Therefore, periods with higher revenue growth and lower proportional acquisition activities will generally result in a favorable effect on cost of service as a percentage of revenues, and periods with lower revenue growth and higher proportional acquisition activities will generally result in an unfavorable effect on cost of service as a percentage of revenues.

Total amortization expense is disclosed within our results of operations discussion in MD&A and is provided by segment, along with depreciation expense, in “Note 18 – Segment Information.” In addition, for recent acquisitions, we disclose the amount of acquired intangibles and average lives in “Note 2 – Acquisitions.” We believe these disclosures provide context regarding the relative size of and change in amortization expense as a significant driver of cost of service expenses.

We continually evaluate our cost structure and run-rates against expected revenue growth and company objectives, and look for opportunities to reduce or streamline costs where it can add value. During 2023, two areas of focus were professional services and facilities costs, which declined an aggregate $28.4 million, and for which we will provide the additional quantification as requested in the illustrative MD&A in comment #3 above.

5.You state you do not believe including a separate discussion of cost of service for each segment is necessary for a user to understand trends in the business. While disclosure should address known or reasonably likely trends in results, it should also address material changes from period-to-

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period in line items and describe the underlying reasons for these material changes in quantitative and qualitative terms. We note operating margins in the Merchant Solutions segment were essentially flat year to year, while operating margins in the Issuer Solutions declined. Based on your description of your business, it appears that different lines of business within and between your segments may have differing significant cost elements (e.g., technology-enabled and relationship-led distribution channels in merchant solutions).

We believe you should quantify and discuss the impact of each significant component of costs comprising cost of service that caused it to materially vary (or not vary when expected to). This disclosure should be presented in a manner to allow investors to discern the relative contribution of each of multiple components cited to the total change in cost of service. In addition, the impacts of material variances in components of cost of service that offset each other should be separately disclosed, quantified, and discussed (and not netted). Please also ensure that your disclosure provides appropriate explanation of underlying reasons for changes (for example, in addition to quantifying the impacts of changes in volume and acquisitions and dispositions in absolute amounts, explain the underlying reasons "why" for these changes). Given the potential for differing or offsetting results in your various segments, we encourage you to provide the above disclosures at the segment level (which may make disclosure at the consolidated level not needed). In any event, you should revise to provide discussion and analysis of cost of revenue at the segment level when a change in a segment’s cost of revenue materially impacts the segment’s measure of profit. Please provide us with a copy of your intended, revised disclosure.

RESPONSE:

To add further clarification to our prior response, we respectfully submit that segment operating income represents revenues less both cost of service and selling, general and administrative expenses, and segment operating margin represents segment operating income as a percentage of segment revenues. Our segments are managed and evaluated on the basis of revenues and operating income, as presented in “Note 18 – Segment Information,” rather than on the individual expense categories of cost of service and selling, general and administrative expenses, which are not separately presented by segment in “Note 18 – Segment Information.” Because we manage the segments on the basis of operating income, we believe the inclusion of our analysis and explanations within the operating income section of the report is appropriate to explain the aspects of the segment results that are most important. Such disclosure within operating income includes discussion of any material trends, including any material cost trends, affecting segment operating income and operating margin.

In our business an increase in revenues would typically be expected to result in improved operating margin as certain fixed costs do not fluctuate in proportion to changes in revenues. However, as you noted, the operating margins for the Merchant Solutions segment were essentially flat for the year ended December 31, 2023. For this period, the effect of the operating leverage generated by the increase in revenues was offset by the effect of the EVO acquisition as noted in our initial disclosure, and we provided the additional quantification as requested in the illustrative MD&A in comment #3 above. We would respectfully submit that Issuer Solutions segment margin increased 1.2% for the year ended December 31, 2023, as opposed to decreased as you indicated in your comment. The increase was primarily due to fixed costs not varying in proportion to revenues, which was noted in our initial disclosure and as we further explain in the illustrative MD&A in comment #3 above.

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Notes to Consolidated Financial Statements
Note 1 - Basis of Presentation and Summary of Significant Accounting Policies
Revenue Recognition, page 65

6.Please tell us where you classify signing incentives paid to customers in your consolidated statements of cash flows.

RESPONSE:

Signing incentives paid to customers are presented within “cash flows from operating activities” in the consolidated statements of cash flows, within the line item “Prepaid expenses and other assets” because the payments relate to activities that enter into the determination of net income.

As disclosed within Note 1, consideration paid to customers is accounted for as a reduction of the transaction price and recognized as a reduction in revenues as the related services are provided to the customer, typically over the contract term. The deferred portion of consideration paid to customers is classified within “other assets” in our consolidated balance sheets.

Note 4 - Revenues, page 82

7.We note your response to prior comment 2. We note that you provide information about categories of your revenues in earnings calls and investor presentations. For example, your February 14, 2024, fourth quarter 2023 earnings call contains the following information:

•Merchant Solutions segment performance:
◦Was led by software-centric businesses, which delivered double-digit growth in the quarter. Specifically, Zego, School Solutions, and AdvancedMD delivered double-digit growth in the quarter and point-of-sale businesses again grew roughly 20%.
◦Double-digit growth in Spain and Central Europe as well as in Poland and Greece. LATAM business benefited from the strong secular payments trends in Mexico and Chile. This performance was partially offset by ongoing weakness in the macro environment in the UK and Canada.
◦A bullish area with prospects to drive better rates over time is point-of-sale software, with meaningful investments in that area.
•Issuer Solutions segment performance:
◦Core issuer business grew mid-single-digits this quarter, driven by strength in volume- based revenue. This was partially offset by slower growth in managed and output services as you focus the issuer business on more technology enablement.
◦Issuer transactions grew high single-digits led by commercial card transactions, which increased low double-digits, highlighting ongoing strength in cross-border corporate travel.

Your investor presentation of the same date included the following information:
•Merchant Solutions:
◦20%+ increase in new Integrated sales
◦~20% POS growth
◦Double digit organic growth in LATAM region
•Issuer Solutions:
◦6% core Issuer growth
◦17% growth in MineralTree mid-market channel

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Please tell us how you considered your provision of this information outside the financial statements, which is presumably used by you and users of your financial statements to evaluate performance, when determining your disaggregated revenue disclosure. Refer to ASC 606-10-55-90.

RESPONSE:

We acknowledge the Staff’s comment and we have provided additional color below to the information provided in our prior response addressing how we determined our disaggregated revenue disclosures in accordance with the guidance in ASC 606-10-55-90.

We have considered how information about our revenues is presented outside of our financial statements, including that at times performance may be discussed within our earnings calls and investor presentations for a component of our disaggregated revenue categories (for example, certain of our vertical markets software solutions businesses may be highlighted, or we may discuss a specific trend we are experiencing in a particular country within our broader geographic markets). However, the purpose of the discussion of any individual component is to provide additional information of a specific event or circumstance occurring or to highlight an area that is contributing to the performance of the overall geographic region or channel, rather than serve as a representation of how the business is managed or the level at which revenue and cash flows are affected by economic factors. As the strategic focus of management is based on the performance at the segment level, distribution channel and regional level, the discussion of any individual component or driver that is highlighted may not be the same each period, or discussed consistently among periods, as these items are often not significant to our segment revenues on a quarterly or annual basis, but may be helpful in providing context in a given period. The commentary included in our earnings calls or investor presentations are for that particular quarterly reporting period. In addition, this periodic disclosure of key drivers in components of the business provides insights to investors and analysts of how our business changes over time, including as a result of recent acquisitions or expansion within or into new geographic markets.

The disclosure of certain components of our revenues is an attempt to provide the investors and analysts with an overview of the composition of our revenues; however, it is not meant to imply that any of such components carry individual risks that may materially affect financial results or differ significantly from the broader disaggregated revenue categories. Furthermore, when this type of information is provided, we do not provide it in the form of revenue amounts, but rather the more disaggregated information is provided using other metrics (e.g., percent growth or relative direction or range of growth) to provide context to the changes in a particular quarterly reporting period and to provide the investors and analysts with color on the overall performance of revenues and what category or subcategory may have shown stronger or weaker results than in the quarterly period of the previous year. This disclosure is not meant to imply that there are subcategories of services that have unique or specific risks that would affect how the nature, amount, timing and uncertainty of revenues and cash flows may be affected by economic factors. Generally, the services within our disaggregated revenue categories have similar characteristics and are similarly affected by macroeconomic factors. We, therefore, concluded that these additional limited references are not categories of revenues to be disaggregated each reporting period.

Notwithstanding the above, at our recent Investor Conference, we outlined our plans to refocus our strategy and realign how we go to market in 2025 through our operational transformation initiative. In light of that information presented, we are evaluating our disclosure of disaggregated revenue from contracts with customers in accordance with the guidance in ASC 606-10-50-5 and

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55-89 through 55-91. In future filings, beginning in 2025 we plan to change the presentation of our disaggregated revenues to align with changes in our company strategy as they are implemented. These changes to the presentation would also align with the way we plan to evaluate the performance of our operating segments on a go-forward basis.

If you have any questions, please do not hesitate to contact me at (404) 926-9620.

Very truly yours,
/s/ Joshua J. Whipple
Joshua J. Whipple Chief Financial Officer